Filed by Frontier Communications Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation

Commission File No. 001-11001

GENERAL STORE
OPEN

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA

frontier Communications

Welcome to the New Frontier

May 21, 2009

Frontier Communications

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

Safe Harbor Statement

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.
These statements speak only as of the date of this presentation and are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-
looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; our ability to successfully integrate the Verizon operations and to realize the synergies from the acquisition; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the merger; the failure to obtain our stockholders’ approval; the receipt of an IRS ruing approving the tax-free status of the transaction; reductions in the number of our access lines and high-speed internet subscribers; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise);
reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, including potential changes in state rate of return limitations on our earnings, access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt;
adverse changes in the credit markets and/or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, and/or increase the cost, of financing; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning in 2010, at the earliest; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and
Exchange Commission (SEC), including our reports on Forms 10-K and 10-Q.  There also can be no assurance that the proposed transaction will in fact be consummated.  We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Safe Harbor Statement

Additional Information and Where to Find it

This material is not a substitute for the prospectus/proxy statement the Company will file with the SEC.  We urge investors to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier Communications
Corporation, 3 High Ridge Park, Stamford, CT 06905-1390, Attention:  Investor Relations.

This material shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company's 2009 annual meeting of stockholders filed with the SEC on April 6, 2009.

This material shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

The “New” Frontier….

The acquisition of Verizon markets by Frontier creates the largest
“pure” rural communications service provider

Commitment to Customers

Expansion of products and services in these markets

Deliver a unique customer experience

Local Engagement Model

Small and Medium business focus

Commitment to Employees

Honor current collective bargaining agreements

No layoffs of field work force for 18 months

Customer focus provides employment growth opportunities

Commitment to Communities

Employees live and work in their markets

Active in local clubs, associations and event participation

Responsible for helping our communities be viable

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA
frontier Communications

The “New” Frontier

Strong Balance Sheet for viability

Investment grade credit rating metrics and commitment

Low debt leverage of 2.6x

25% dividend reduction to shift spending to customer products and network improvements

Lower dividend payout ratio

Track record of investment in broadband

High Speed reach and availability

Peace of Mind services

Strong growth in broadband penetration

Free PC promotions

Product bundle options

Management Team that delivers best-in-class results

Proven ability to integrate acquired properties

Bench strength and experience

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA

frontier Communications

FY 2008 Key Metrics

Frontier
Standalone

Frontier

Pro Forma

Combined Company Snapshot

6

* New State for Frontier

Frontier Properties

SpinCo Properties

Revenue:

$2.2B

$6.5B

EBITDA (a):

$1.2B

$3.1B

Ending Access Lines:

2.3M

7.0M

Number of States:

24

27

Pro Forma

% of

Footprint

Total

West Virginia

761

10.8%

Indiana

723

10.3%

New York

684

9.7%

Illinois

671

9.5%

Ohio

635

9.0%

Washington*

579

8.2%

Michigan

526

7.5%

Pennsylvania

427

6.1%

Wisconsin

343

4.9%

Oregon

323

4.6%

North Carolina*

263

3.7%

Minnesota

211

3.0%

California

168

2.4%

Arizona

152

2.2%

Idaho

133

1.9%

South Carolina*

128

1.8%

Tennessee

79

1.1%

Nevada

60

0.8%

Iowa

45

0.6%

Nebraska

43

0.6%

Alabama

26

0.4%

Utah

22

0.3%

Georgia

19

0.3%

New Mexico

8

0.1%

Montana

8

0.1%

Mississippi

5

0.1%

Florida

4

0.1%

Total

7,045

Pro Forma Access Lines By State

(a)  Excludes synergies

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

The “New” Frontier….

What differentiates this transaction from previous RBOC
line purchases?

System Conversion Experience

13 states run on a separate billing platform that comes with SpinCo in the acquisition; Only one state is required to be converted at closing;
No application development - existing Frontier software applications
(billing, financial, HR, workforce management, etc.) are all scalable.

Deleveraging Transaction

This is a deleveraging transaction. FY 2008 pro forma combined leverage of 2.6x – approaching investment grade

Strong Rural Markets

Similar rural profile as Frontier has today; 37 households  / sq. mile;
less than 1% of the footprint is urban

Track Record of Successful
Integrations

Frontier management successfully operates a 2M + access line business, generating $2.2B of revenue in 24 states. We have
successfully integrated Rochester Telephone, Commonwealth
Telephone and Global Valley Networks realizing greater than
anticipated expense and revenue growth synergies, and have
consolidated 5 billing systems in the past 5 years

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA
frontier Communications

Operating Strategy

Deliver a differentiated Customer experience

US based 24/7 customer service with state queues

Full installations/maintenance of voice and broadband

Simple bill format

On line ordering, service and payment options

Leverage Frontier’s performance culture

Sales and service focus to drive best in class results

Local engagement model

Local presence and ownership of market performance

Community involvement for competitive advantage

Drive customer acquisition and retention

Investment in network infrastructure

Expansion of broadband reach, speed and capacity

Support for new product and service offerings for customer revenue growth

Product quality and reliability

TELEPHONE INTERNET TELEVISION WIRELESS DATA
frontier Communications

The “New” Frontier

We are excited about the opportunity to serve
more customers in your state

We believe in our business model and our ability to
deliver great products and services to customers

Our philosophy is that rural markets should have
the same communication services as the big urban
markets – allowing consumers and businesses to
choose quality of life in rural America and still stay
connected

Common Properties

SpinCo Properties

Frontier Properties

TELEPHONE | INTERNET | TELEVISION | WIRELESS DATA
frontier Communications

Access Line Detail

As of 12/31/08

Frontier

SpinCo

Combined

West Virginia

143,982

617,036

761,018

Indiana

4,647

718,251

722,898

Illinois

97,461

573,321

670,782

Ohio

552

634,153

634,705

Michigan

19,102

507,462

526,564

Wisconsin

62,007

281,350

343,357

Oregon

12,626

309,904

322,530

California

143,871

24,205

168,076

Arizona

145,241

6,297

151,538

Idaho

20,035

113,002

133,037

Nevada

23,701

35,989

59,690

673,225

3,820,970

4,494,195

Washington

-

578,506

578,506

North Carolina

-

263,479

263,479

South Carolina

-

127,718

127,718

-

969,703

969,703

New York

683,880

-

683,880

Pennsylvania

427,489

-

427,489

Minnesota

210,983

-

210,983

Tennessee

79,014

-

79,014

Iowa

44,891

-

44,891

Nebraska

43,106

-

43,106

Alabama

25,980

-

25,980

Utah

21,718

-

21,718

Georgia

19,167

-

19,167

New Mexico

8,001

-

8,001

Montana

7,659

-

7,659

Mississippi

5,474

-

5,474

Florida

3,746

-

3,746

1,581,108

-

1,581,108

2,254,333

4,790,673

7,045,006